Exhibit (d)(2)

ANNUAL FEE SCHEDULE

(effective date of Agreement: February 1, 2007,

as amended March 8, 2013)

Fund	Advisory and Administrative Fee Rate (as percentage of average daily net assets)
BBH Core Select	0.80%
BBH Broad Market Fund	0.30% on the first $1 billion 0.25% on amounts over $1 billion
BBH International Equity Fund	0.80% on the first $1 billion 0.70% on amounts over $1 billion
BBH Money Market Fund	0.25% on the first $1 billion 0.20% on amounts over $1 billion
BBH Intermediate Municipal Bond Fund	0.45%
BBH Global Core Select	0.95%